

November 15th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA



Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com



Enclosed documents

- Press release : "Proposed future of Arkema's Headquarters"
- Press release : "Proposed divestment of Cerexagri to United Phophorus Limited"
- Press release : "Arkema's Q3 2006 Results




RECEIVED
2006 NOV 17 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Communiqué de presse

Paris, November 10th 2006

Proposed future of Arkema's Headquarters

Arkema presented today to its Central Works Council a project for the future of its Headquarters presently based in Paris La Défense, designed to streamline organizations and reduce the operating costs.

Arkema pursue its ongoing competitiveness efforts launched since its creation in October 2004. In order to improve its profitability and streamline its operations, Arkema has developed a project to optimize the organization and reduce the operating costs of its Headquarters.

The project is based on three complementary axes:

- The relocation of part of the central teams of some divisions on the production sites for which they carry out support functions. This would help optimize the organization of Chlorochemicals and Thiochemicals, while the IT Division would become more efficient by pooling all its teams within the Lyon Technical and IT Center.
- An improvement in the organization of all business units and functional divisions by adapting their organizational structure to simplify the decision-making processes.
- A reduction in operating costs by relocating the Headquarters to offices in Hauts-de-Seine close to Paris La Défense, offering a modern and functional working environment, in line with the Company's image.

The project would result in the loss of 130 jobs and the relocation of a further 102 from the Headquarters to industrial sites around the country. Arkema is committed to taking all necessary steps to promote internal or external redeployment for everyone affected by a job loss, in particular by setting up a job mobility unit and negotiating early retirement packages.

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACT :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com



Press release
Communiqué de presse

Paris, November 14th 2006

Proposed divestment of Cerexagri to United Phosphorus Limited

Arkema presented today to its Central Works Council a project to sell Cerexagri, its Agrochemicals business unit, to United Phosphorus Limited (UPL), in line with its selective portfolio management*.

Arkema's Agrochemicals business unit Cerexagri specializes in the formulation and production of plant protection products, essentially fungicides and treatment products for fruits and vegetables. With 630 people, Cerexagri operates on a worldwide basis, achieving annual sales in the order of €200 million.

The sale price of Cerexagri is expected to be €111 million, which corresponds to an EBITDA multiple exceeding the multiple at which Arkema is currently traded. This sale would positively impact Arkema's results.

United Phosphorus Limited is a fast expanding agrochemicals company listed on the Bombay stock exchange and on the Indian National Stock Exchange.

Cerexagri's activities offer very limited synergies with Arkema's. The project presented today to the Central Works Council represents for Cerexagri a genuine opportunity to join a focused agrochemicals group, that has all the necessary assets to develop this sector. UPL demonstrated this ability through recent acquisitions and sales up around 20 % per year.

* This project is subject to antitrust clearance in certain countries

A world-class chemical concern, Arkema combines three strategically related, integrated businesses: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com



Press release

Communiqué de presse

Paris, November 15th, 2006

ARKEMA : 3RD QUARTER 2006 RESULTS

STRONG INCREASE OF THE 3RD QUARTER RESULTS SUPPORTED BY INTERNAL IMPROVEMENTS

- **Sales increase 2.4% to €1,426 million**
- **Recurring EBITDA of €100 million up 15%**
- **Recurring operating income up 88%**
- **Positive net income of €22 million**
- **Confirmation of the improvement of the Performance Product segment results**
- **Project of divestment of Cerexagri to United Phosphorus Limited**

(In millions of euros)	3rd quarter 2005[1]	3rd quarter 2006	Variation
Sales	1,392	1,426	+2.4%
Recurring EBITDA	87	100	+14.9%
Recurring EBITDA margin	6.3%	7.0%	-
Recurring operating income	26	49	+88.5%
Operating income	22	35	+59.1%
Net income – Group share	14	22	+57.1%
Capital expenditures	78	78	-

[1] Pro forma accounts (see disclaimer)



Sales rose to **€1,426 million** in 3rd quarter 2006 up 2.4% compared to 3rd quarter 2005. This increase resulted from a strong increase of the average selling price in all three segments (+8.1%) which exceeded the volume decrease (-3.9%) and the negative conversion effect (-1.5%). This decrease in volumes is partially related to the restructuring plans implementation. The changes in the scope of business had very limited impact on sales (-0.3%).

Recurring EBITDA was up 15% to **€100 million** compared to € 87 million for the same period in 2005. This improvement is mainly supported by internal productivity initiatives. The increase in raw material and energy costs, the impact of the acrylics cycle and less favorable market conditions in fluorochemicals were partially offset by the increase of the average selling price in all our other businesses and the benefits of new developments especially in Performance Products.

Recurring operating income amounts to €49 million up 88% compared to the same period in 2005 and reach 3.4% of the 3rd quarter sales.

Operating income totalled €35 million compared to €22 million in the 3rd quarter 2005. This result includes €14 million non-recurring expenses (€5 million in 2005) mainly related to the restructuring plans announced during the quarter in the Performance Products segment

Net result is positive at €22 million for the third consecutive quarter and net result for the first nine months of 2006 amounts to €59 million.

Vinyl Products sales are down 0.6% at €334 million. Price increases compensated almost totally for the decrease of production resulting from the Chlorochemicals restructuring plan. Recurring EBITDA amounts to €9 million from €1 million in the 3rd quarter 2005. This increase results from a strict control of fixed costs, a good demand in Europe and PVC price increases which largely offset the higher energy and ethylene costs.

Industrial Chemicals sales are up 2.9% to €608 million. Price increases exceeded the negative conversion effect, volumes remaining overall constant. Recurring EBITDA totalled €62 million compared to €81 million in the 3rd quarter 2005. Progress made in Thiochemicals and PMMA reduced the impact of the acrylics cycle and less favorable conditions on the 134a in Fluorochemicals.

Performance Products sales were up 4.1% to €482 million. This increase was supported by a positive price effect in all the businesses. Recurring EBITDA reached €41 million (8.5% of the sales) progressing strongly in comparison to the same period in 2005 (€24 million corresponding to 5.2% of the sales). These improvements can be explained by a strong demand, higher results in Technical Polymers and Specialty Chemicals and reduction of fixed costs resulting from restructuring plans which began to bear their fruits. The softening of the US construction market negatively impacted the Additives results.

Over the first nine months of the year, **cash flow** before non-recurring pre-spin off items[2] **was positive** and amounted to €38 million. Expenses related to these non-recurring pre-spin off items totalled €303 million. They include the payment of €195 million in connection with the fines imposed on Arkema in the European proceedings on past antitrust practices. This amount of €195 million was provided for in the accounts end of 2005. Taking into account these items, **net debt** totalled €317 million at the end of September 2006.

[2] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.



Capital expenditures amounted to €212 million over the first nine months and included €21 million related to the Chlorochemiclas restructuring plan implementation.

Working capital amounted to €1,309 million end of September 2006 down €93 million compared to end of June 2006. The working capital on sales ratio remained stable at 23%[3].

EVENTS AFTER THE BALANCE SHEET DATE

The priority given to restore the competitiveness of the Performance Products segment was confirmed with the announcement, on October 12th, of the project of the definitive closure of the Organic Peroxides production capacities in Loison (France), which should result in the reduction of 57 positions[4].

On November 10th, Arkema presented a project for the evolution of its headquarters. This project should result in the reduction of 130 positions, the relocation of 102 positions to other sites in France and the transfer of the headquarters to offices in Hauts-de-Seine close to Paris la Défense to reduce the rent cost[4].

On November 14th, Arkema announced a project to divest its agrochemicals business (Cerexagri) to United Phosphorus Limited (UPL)[4]. The sale price is expected to be €111 million, which corresponds to an EBITDA multiple exceeding the multiple at which Arkema is currently traded. This sale should positively impact Arkema's results.

Finally, in the context of its cost control policy, Arkema has announced several changes to its current American pension plans. These changes will have a positive impact on the 4th quarter results.

OUTLOOK 2006

Arkema confirms its objectives for the 2006 year and expects a **recurring EBITDA in the higher range** of its 10 to 15% EBITDA growth target compared to 2005[5] and a **positive net result** sharply increasing compared to prior years.

These estimates take into account an acrylics environment less favorable than in 2005, the raw material and energy costs which should remain at a high level over the end of year and the impact of the planned turnarounds to be made during the last quarter.

Capital expenditures should amount in 2006 at approximately €350 million including investments related to the Chlorochemicals consolidation plan.

FINANCIAL CALENDAR

February 15, 2007	Release of the 4th quarter 2006 sales
March 14, 2007	2006 annual results

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

[3] This ratio is calculated as the working capital end of period divided by the last quaterly sales figure multiplied by 4.
[4] In France, the implementation of these projects is subject to the legal information and consultation procedure of the work council. The sale of Cerexagri is also subject to antitrust clearance in certain countries.
[5] Recurring EBITDA growh target compared with the 2005 level of 10 to 15% per year on average over the next three years.



Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers.

Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of Arkema SA. Financial information for 2006 are extracted from the consolidated financial statements of Arkema. Quaterly financial information are not audited.

The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income:*** *this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses:*** *these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:*

- *Impairment losses in respect of non-current assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,*
- *Costs related to the Spin-Off of Arkema's Businesses.*

• ***Recurring operating income:*** *this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***Recurring EBITDA:*** *this corresponds to recurring operating income increased by depreciation and amortization.*

• ***Working capital:*** *this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

• ***Capital employed:*** *this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt:*** *this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros in 2005. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

ARKEMA
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex

www.arkema.com



INVESTOR & ANALYST FACTSHEET

ARKEMA : 3RD QUARTER 2006 RESULTS

- **Sales increase 2.4% to €1,426 million**
- **Recurring EBITDA of €100 million up 15%**
- **Recurring operating income up 88% to €49 million**
- **Positive net income of €22 million**
- **Confirmation of the improvement of the Performance Product segment results**
- **Project of divestment of Cerexagri to United Phosphorus Limited**

ARKEMA GROUP

- Sales up 2.4% with a price effect of +8.1%, a volume effect of (3.9%), a negative conversion effect of (1.5%) and an impact of the change in the scope of business of (0.3%).
- EBITDA up 15% at €100 million. The increase is mainly supported by internal productivity initiatives
- Increases in raw material and energy costs, decrease of acrylics unit margins and a less favorable market conditions in Fluorochemicals on 134a were offset by increase of the average selling price in all our other businesses and the benefits of new developments especially in Performance Products.
- Non-recurring expenses of €14 million (€5 million in Q3'05) mainly related to the restructuring plans announced during the 3rd quarter 2006 in the Performance Products segment
- Positive cash flow before non-recurring pre-spin off items over the 1st nine months at €38 million. €303 million cash expenses related to non-recurring pre-spin off items resulting mainly from the payment of €195 million in connection with the fines imposed in the European proceedings on past antitrust practices. This provision of €195 million was booked in the accounts end 2005.
- Net debt totalled €317 million at end of September 2006.

VINYL PRODUCTS: ***3Q'06 Sales: €334 million*** ***EBITDA: €9 million***

- Sales decrease 0.6% at €334 million. Price increases compensated almost totally for the decrease in volumes resulting from the restructuring plan.
- Demand in Europe is well oriented for both PVC resins and our two downstream activities (Vinyl Compounds; Pipes & Profiles)
- Raw material and energy costs increase offset by PVC price increase
- Strict control of fixed costs
- As planned, limited gain of the Chlorochemicals restructuring plan for the time being and implementation on schedule
- Impact on the ethylene supply of the planned turnaround of the steamcracker in Lavera in 4th quarter.

INDUSTRIAL CHEMICALS: ***3Q'06 Sales: €608 million*** ***EBITDA: €62 million***

- Sales increase 2.9% at €608 million, price increases in all businesses being superior to the negative conversion effect. Volumes remained overall constant.
- Confirmation of the decrease of the acrylics unit margins compared to the very high level of the 3rd quarter 2005.



- Improvement of the PMMA results due to good volumes of high value-added products and lower breakeven point.
- Improvement in Thiochemicals thanks to a well-oriented demand and a decrease of fixed costs (Riverview units shutdown end of June)
- In Fluorochemicals, 134a experienced tougher market conditions.
- On the 4th quarter 2006, planned maintenance turnarounds in Carling (Acrylics) and Pierre-Bénite (Fluorochemicals)
- Production capacity increases over the 4th quarter for the acrylic acid in Carling (+15%) and for the hydrogen peroxide in Bécancour (+20 kt)

PERFORMANCE PRODUCTS: ***3Q'06 Sales: €482 million*** ***EBITDA: €41 million***

- Sales increase 4.1% at €482 million supported by price increases in all businesses and volume growth in Technical Polymers, which compensated for the volume decrease in Additives and in Urea Formaldehyde Resins resulting from the definitive shutdown of Villers-Saint-Paul end of June.
- Strong demand on all product lines in Technical Polymers
- Improved performance of Specialty Chemicals especially in molecular sieves, additives for the oil industry and diatomites.
- Results of Additives were negatively impacted by the raw material cost increases and the softening of the construction market in the United States.
- Confirmation of the priority given to reshape the segment results:
  - In July, announcement of 3 projects to reinforce competitiveness: reduction of 91 positions
  - In September, merger between Organic Peroxides and Additives (€5 million savings)
  - In October, shutdown of the Organic Peroxide unit in Loison: 57 positions reduction[1].

CORPORATE: ***3Q'06 Sales: €2 million*** ***EBITDA: €(12) million***

- On November 10th, announcement of the transfer of the headquarters to offices in Hauts-de-Seine close to Paris la Défense combined with 130 job reductions and the relocation of 102 positions to other units in France.
- On November 14th, announcement of the divestment of Cerexagri to United Phosphorus Limited (UPL)[1]. Sale price is expected to be €111 million, which corresponds to an EBITDA multiple exceeding the multiple at which Arkema is currently traded. This sale should positively impact Arkema's results.
- Arkema announced several changes to its current American pension plans which will have a positive impact on the 4th quarter results.

OUTLOOK

- We confirm our objectives for 2006 to generate a recurring EBITDA in the higher range of our 10 to 15% EBITDA growth target compared to 2005[2] and a positive net result sharply increasing compared to prior years.
- These estimates take into account a less favorable acrylics environment compared to 2005, the high level of raw material and energy costs which should remained over the end of the year and the impact of the planned maintenance turnaround to be made during the 4th quarter.
- Capex for 2006 approximately to €350 million including investments related to the Chlorochemicals consolidation plan.

[1] The implementation of these projects are subject to the legal information and consultation procedure of the work council. The sale of Cerexagri is also subject to antitrust clearance.
[2] Recurring EBITDA growth target compared with the 2005 level of 10 to 15% per year on average over the next three years.



(In millions of euros)	Q3' 05[3]	Q3'06	Variation
Sales	1,392	1,426	+2.4%
Recurring EBITDA	87	100	+14.9%
Recurring EBITDA margin	6.3%	7.0%	-
Recurring operating income	26	49	+88.5%
Operating income	22	35	+59.1%
Net result – Group share	14	22	+57.1%
Capital expenditures	78	78	-

(In millions of euros)	Vinyl Products			Industrial Chemicals			Performance Products			Corporate		
	Q3'05	Q3'06	Variation	Q3'05	Q3'06	Variation	Q3'05	Q3'06	Variation	Q3'05	Q3'06	Variation
Sales	336	334	-0.6%	591	608	2.9%	463	482	4.1%	3	2	N/A
Rec. EBITDA	1	9	X9	81	62	-23.5%	24	41	70.8%	-19	-12	36.8%
Rec. EBITDA margin	**0.3%**	**2.7%**	-	**13.7%**	**10.2%**	-	**5.2%**	**8.5%**	-	N/A	N/A	-
Rec. Operating income	-4	5	N/A	53	38	-28.3%	0	18	N/A	-23	-12	47.8%
Other income and expenses	0	-2	N/A	0	0	N/A	0	-10	N/A	-5	-2	N/A
Operating income	-4	3	N/A	53	38	-28.3%	0	8	N/A	-27	-14	48.1%
Capital expenditures	10	15	-	36	45	-	30	18	-	2	-1	-

[3] Proforma accounts (cf. disclaimer)


ARKEMA

ARKEMA Financial Statements

Consolidated financial statements - September 2006

INCOME STATEMENT

(In millions of euros)	3rd Quarter 2005 Pro forma (non-audited)	End of September 2005 Pro forma (non-audited)	3rd Quarter 2006 Consolidated (non-audited)	End of September 2006 Consolidated (non-audited)
Sales	1 392	4 299	1 426	4 502
Operating expenses	(1 211)	(3 645)	(1 222)	(3 842)
Research and development expenses	(46)	(136)	(43)	(131)
Selling and administrative expenses	(109)	(342)	(112)	(343)
Recurring operating income	**26**	**176**	**49**	**186**
Other income and expenses	(5)	(147)	(14)	(54)
Operating income	**22**	**30**	**35**	**132**
Equity in income of affiliates	1	5	0	-
Cost of debt	(2)	(7)	(2)	(7)
Income taxes	(7)	(49)	(11)	(65)
Net income	**14**	**(21)**	**22**	**60**
Of which minority interests	-	1	-	1
Net income - Group share	**14**	**(22)**	**22**	**59**
Earnings per share (amount in euros)	*0,23*	*-0,37*	*0,36*	*0,97*
Depreciation and amortization	(61)	(171)	(51)	(162)
Recurring EBITDA	87	347	100	348

BALANCE SHEET

(In millions of euros)	31.12.2005 Pro forma	30.09.2006 Consolidated (non-audited)
ASSETS		
Intangible assets, net	247	235
Property, plant and equipment, net	1 322	1 342
Equity affiliates: investments and loans	112	103
Other investments	22	22
Deferred income tax assets	108	93
Other non-current assets	111	134
TOTAL NON-CURRENT ASSETS	**1 922**	**1 929**
Inventories	1 124	1 090
Accounts receivable	1 199	1 182
Prepaid expenses and other current assets	370	284
Income taxes recoverable	31	27
Cash and cash equivalents	67	61
TOTAL CURRENT ASSETS	**2 792**	**2 644**
TOTAL ASSETS	**4 714**	**4 573**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	-	605
Paid-in surplus and retained earnings	1 366	1 351
Cumulative translation adjustment	83	14
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 449**	**1 970**
Minority interests	**14**	**15**
TOTAL SHAREHOLDERS' EQUITY	**1 463**	**1 985**
Deferred income tax liabilities	58	53
Provisions	1 126	884
Non-current debt	59	54
TOTAL NON-CURRENT LIABILITIES	**1 243**	**991**
Accounts payable	861	739
Other creditors and accrued liabilities	544	495
Income taxes payable	28	40
Current debt	575	323
TOTAL CURRENT LIABILITIES	**2 008**	**1 597**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 714**	**4 573**

CASH FLOW STATEMENT

(In millions of euros)	End of September 2005 Pro forma (non-audited)	End of September 2006 Consolidated (non-audited)
Cash flow - operating activities		
Net income	-21	60
Depreciation, amortization and impairment of assets	171	165
Provisions, valuation allowances and deferred taxes	63	-229
(Gains)/losses on sales of assets	-1	-2
Undistributed affiliate equity earnings	-3	
Change in working capital	-146	-29
Other changes		3
Cash flow from operating activities	**65**	**-33**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	-206	-212
Acquisitions of consolidated subsidiaries, net of cash acquired	-3	
Acquisitions of non-consolidated subsidiaries	-3	-5
Increase in long-term loans	-12	-51
Total expenditures	**-225**	**-268**
Proceeds from sale of intangible assets and property, plant and equipment	3	2
Proceeds from sale of subsidiaries, net of cash sold		
Proceeds from sale of other investments	1	9
Repayment of long-term loans	20	24
Total divestitures	**25**	**35**
Cash flow from investing activities	**-200**	**-232**
Cash flow - financing activities		
Parent company shareholders		
Issuance (repayment) of shares		532
Dividends paid to Parent company shareholders		
Dividends paid to Minority shareholders	-1	-1
Issuance of long-term debt		
Repayment of long-term debt	-3	-5
Increase in short-term borrowings and bank overdrafts	135	
Decrease in short-term borrowings and bank overdrafts		-254
Cash flow from financing activities	**131**	**-273**
Net increase/(decrease) in cash and cash equivalents	-4	8
Effect of exchange rates and changes in scope	-6	-14
Cash and cash equivalents at beginning of period	77	67
Cash and cash equivalents at end of period	**67**	**61**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(non-audited)

(In millions of euros)	Shares issued					Treasury shares					
	Number	**Amount**	**Paid-in surplus**	**Retained earnings**	**Cumulative translation adjustment**	**Number**	**Amount**	**Recognized directly through equity**	**Shareholders' equity - Group share**	**Minority interests**	**Total shareholders' equity**
As of January 1, 2006	**4 000**			**1 366**	**83**				**1 449**	**14**	**1 463**
Cash dividend									-	(1)	(1)
Net income				59					59	1	60
Issuance of share capital	60 449 823	605	1 006	(1 079)					532		532
Purchase of treasury shares									-		-
Cancellation of treasury shares									-		-
Sale of treasury shares									-		-
Other									-		-
Transactions with shareholders	*60 449 823*	*605*	*1 006*	*(1 020)*	-	-	-	-	*591*	-	*591*
Changes in items recognized directly through equity											
Change in translation adjustments					(70)				(70)	1	(69)
Items other than transactions with shareholders		-	-	-	(70)	-	-	-	(70)	1	(69)
As of June 30, 2006	**60 453 823**	**605**	**1 006**	**346**	**13**	-	-	-	**1 970**	**15**	**1 985**

INFORMATION BY BUSINESS SEGMENT

(non-audited)

(In millions of euros)	3rd Quarter 2005				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	336	591	463	3	1 392
Inter-segment sales	22	44	4	-	0
Total sales	**358**	**635**	**467**	**3**	**1 392**
Recurring operating income	**(4)**	**53**	**-**	**(23)**	**26**
Other income and expenses	**-**	**-**	**-**	**(5)**	**(5)**
Operating income	**(4)**	**53**	**-**	**(27)**	**22**
Equity in income of affiliates	1	-	-	-	1
Depreciation and amortization	(5)	(28)	(24)	(4)	(61)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	2	8	5	4	19
Recurring EBITDA	**1**	**81**	**24**	**(19)**	**87**
Intangible assets and property, plant and equipment, additions	**10**	**36**	**30**	**2**	**78**

(In millions of euros)	3rd Quarter 2006				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	334	608	482	2	1 426
Inter-segment sales	18	47	4	-	-
Total sales	**352**	**655**	**486**	**2**	**1 426**
Recurring operating income	**5**	**38**	**18**	**(12)**	**49**
Other income and expenses	**(2)**	**-**	**(10)**	**(2)**	**(14)**
Operating income	**3**	**38**	**8**	**(14)**	**35**
Equity in income of affiliates	(0)	-	-	-	(0)
Depreciation and amortization	(4)	(24)	(23)	-	(51)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	13	14	5	178	210
Recurring EBITDA	**9**	**62**	**41**	**(12)**	**100**
Intangible assets and property, plant and equipment, additions	**15**	**45**	**18**	**(1)**	**78**

INFORMATION BY BUSINESS SEGMENT

(non-audited)

(In millions of euros)	End of September 2005				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	1 041	1 820	1 433	6	4 299
Inter-segment sales	64	132	13	-	0
Total sales	**1 105**	**1 952**	**1 446**	**6**	**4 299**
Recurring operating income	**19**	**194**	**24**	**(61)**	**176**
Other income and expenses	**(128)**	**-**	**(9)**	**(9)**	**(146)**
Operating income	**(109)**	**194**	**15**	**(70)**	**30**
Equity in income of affiliates	5	-	0	-	5
Depreciation and amortization	(12)	(82)	(69)	(8)	(171)
Asset impairment					
Changes in non-current provisions recognized through income	(130)	15	(14)	50	(79)
Recurring EBITDA	**31**	**276**	**93**	**(53)**	**347**
Intangible assets and property, plant and equipment, additions	**27**	**83**	**80**	**5**	**195**

(In millions of euros)	End of September 2006				
	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	1 044	1 926	1 527	5	4 502
Inter-segment sales	58	139	12	1	-
Total sales	**1 102**	**2 065**	**1 539**	**6**	**4 502**
Recurring operating income	**22**	**142**	**69**	**(47)**	**186**
Other income and expenses	**(7)**	**-**	**(33)**	**(14)**	**(54)**
Operating income	**15**	**142**	**36**	**(61)**	**132**
Equity in income of affiliates	(1)	0	-	-	(1)
Depreciation and amortization	(12)	(81)	(69)	-	(162)
Asset impairment					
Changes in non-current provisions recognized through income	27	11	(24)	210	224
Recurring EBITDA	**34**	**223**	**138**	**(47)**	**348**
Intangible assets and property, plant and equipment, additions	**53**	**102**	**56**	**1**	**212**